FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

TOP 1,200 call script — Maine

April 15, 2015

Hello everyone, this is Barry French and thanks for joining us today on this call at a short notice.

I am joined by Rajeev, who will talk you through our plans in a while.

We will have a moment to take a few questions at the end of this call. Those questions can be sent to me via email at barry.french@nokia.com or by SMS at +447500796956. Again, that is barry.french@nokia.com or by SMS at +447500796956.

Over to you, Rajeev.

[Rajeev]

Thanks Barry, and welcome everyone.

As you already know, Nokia has signed a Memorandum of Understanding to combine with Alcatel-Lucent to create an innovation leader in next generation technology and services for an IP connected world.

The proposed transaction, if completed, would create a new European technology champion that is uniquely positioned to create the foundation of seamless connectivity for people and things … wherever they are.

Our innovation capability will be extraordinary, bringing together the R&D engine of Nokia with that of Alcatel-Lucent and its iconic Bell Labs. We will continue to combine this strength with

Marketing and Corporate Affairs MCA message summary Nokia internal use only	© Nokia 2014

the highly efficient, lean operations needed to compete on a global scale.

Coupled with our highly complementary geographies, we would be in a position to accelerate the development of future technologies … and thus enable the next wave of technological change, including the internet of things and transition to the cloud.

This transaction is strategically compelling, financially attractive and positioned to succeed.

In bringing the two companies together we will be able to build a stronger future for the combined company than either one of us could do separately.

Together, the combined company would generate net sales of around €26bn and the combined market capitalization would exceed €45 billion.

Bringing together the innovation engine of Nokia, through Future Works and Nokia Technologies, with that of Alcatel-Lucent’s iconic Bell Labs, will give us extraordinary innovation capabilities.

This will better position us to deliver the connectivity solutions our customers need and enable us to deliver the internet of things and the transition to the cloud.

The scope and scale of the combined product portfolio would be impressive. We would be able to offer the most complete mobile and fixed network offer with all-IP, cloud-based technology, supported by a strengthened Global Services organization.

Our strengthened presence in all geographies — particularly in the United States, China, Europe and Asia-Pacific — would give us the scale and reach to better serve our customers’ global needs.

The combination of these factors would allow us to address new market opportunities and improve our long-term growth.

This deal offers significant value opportunities with new revenue upside potential based on the extended portfolio, our global footprint and improved efficiencies.

The combined entity would be future-proof, competing globally, with a significant R&D advantage and an efficient cost base, positioning us for the longer-term.

We can build on a shared culture of innovation and a joint vision for the future; bringing together the best of both companies.

The planned combined company would be headquartered in Finland, with strategic business locations and major R&D centers in France, and many other countries including Germany, the United States and China.

The business will be called Nokia Corporation and intends to retain the Bell Labs brand to host its networks-focused innovation activities in addition to Nokia Technologies, which will stay as a separate entity with a clear focus on incubating and licensing new innovation.

I would point out, however, that while Nokia will maintain its deep roots in Finland, it also expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company.

Nokia intends to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France.

As you all well know, convergence is happening rapidly and making significant demands on the networks of the future. Only a company with innovation at its core will be able to meet these next generation needs. Nokia will be that kind of company and now is the right time for it.

This transaction is expected to provide us with unique advantages such as: innovation capability, portfolio scope, scale, global customer reach, and operational excellence.

Turning to each of these:

Innovation: I cannot stress enough that the combined capabilities of Bell Works, FutureWorks and Nokia Technologies will be extraordinary. Together they would form a leading innovation platform able to drive long-term outperformance.

Together they will give us;

•                     A combined R&D workforce of more than 40,000 people, with a presence in all the world’s innovation hubs, including Finland, Germany, France, the United States and China

•                     Huge investment capacity with a total 2014 combined R&D spend of €4.7 billion; enabling us to accelerate the development of technologies such as 5G, software defined networking, analytics, sensors and imaging

•                     A leading patent portfolio spanning across networks and devices

Scope: The combined company would have a market-leading portfolio alongside a global services organization that spans all technology domains.

It would bring together the best of mobile and fixed networks: the fastest growing IP routing business and a powerful services organization.

This would create broadband networks with all-IP technology, common software, and powerful end-to-end network management and orchestration capabilities.

Our unique combination of technology capabilities will enable the high speed and low latency real-time networks of the future.

Our capabilities will cover four essential areas: Broadband; IP & SDN; Cloud/analytics and services.

Scale: This transaction will deliver us critical mass and scale across a number of key technologies.

We would be the number one in carrier grade networking and IP and one of the world’s largest telco. services businesses; in which we are the industry profit leader.

Building on our strong combined presence in Finland, France and Germany, we would be an undisputed European champion with the ability to be #1 or #2 in our chosen key segments, with the size, influence and expertise to drive transformational change across the ecosystem.

Customer reach: the global scale and footprint of the future Nokia will offer strength in every part of the world, including leading positions in the United States and China, two critical markets for ultra broadband, IP and cloud networking. It will almost double our business in Latin America and Europe

We will have a deep presence with leading Telecommunications operators across the globe: spanning multiple portfolio elements.

Our addressable market would be 50 per cent larger as we expand into segments with a stronger growth profile.

We would open up new opportunities in areas like the Internet of Things, as well as with new entrants and internet players.

We will also be able to target new vertical segments: cable, public safety, enterprise, railway, automotive, healthcare, oil & gas, power and utilities.

Operational excellence: Throughout this, we will retain our focus on delivering everything we do to the highest standards.

We will leverage our integration experience to the full and deliver on our commitments to all our stakeholders.

We will drive continual improvement in efficiency and ensure the long-term competitiveness of the company.

The combination of the two companies will also offer exciting opportunities for our employees.

This company will be a global powerhouse of networks know-how; highly attractive for employees and able to provide a long-term future in a best-in-class environment for continued learning and development. We will continue to attract and retain the best talent … all based on our strong culture and shared values.

There will of course be some unsettling talk of synergies.

I will be open that there are areas of overlap and that means headcount reductions will be required.

But, we will target savings from other areas as well — such as procurement — so employees do not bear the brunt of the change alone. And, where reductions are necessary, we will do our best to manage them in an open and fair way.

Please remember that no organizational changes resulting from this announcement will take place until the closing of this transaction, which is, of course, subject to approval by Nokia’s shareholders, completion of relevant works council consultations, regulatory approvals in a number of jurisdictions and other customary conditions.

Another necessary step will be the consent of the French government, which has a share in Alcatel-Lucent. We understand the sensitivities of combining with a French company and have consulted with the French government about the transaction.

We will maintain close engagement with all our key stakeholders throughout this process.

We expect the acquisition to close in the first half of 2016, at the earliest.

Until then, Nokia and Alcatel-Lucent are two entirely separate companies and will continue to operate as such, requiring us to remain focused on our customers, and also listen to what they have to say about the proposed deal.

I hope they will recognize the truly transformative nature of this event for our company and how it will position us at the forefront of some of the greatest changes in the world today.

I firmly believe that this is the right deal, with the right logic, at the right time.

Together, we can enable the next wave of technologies to provide seamless connectivity, allowing people and devices to interact like never before and achieve extraordinary things. Thank you. Back to you, Barry.

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[Barry]

Thanks Rajeev. Before I open for questions, I’ll go through some of the communications activities and next steps.

As you might have seen, Rajeev presented the transaction and its rationale to investors and analysts together with the CEO of Alcatel-Lucent this morning. Rajeev and Timo were then joined by the Chairman and CEO of Alcatel-Lucent for a press conference in Paris.

We have started to reach out to politicians in our key regions.

We are communicating with key customers, as well as our investors.

There is additional information in Nokia Central, the corporate intranet and a letter has been sent directly to our employees.

Useful information on the transaction for our various stakeholder groups is consolidated on a designated microsite for this transaction.

We have further provided you with an information package including a summary slide deck and Q&As as well as other material to support you when communicating with your teams.

Whilst this is an exciting announcement and both CEOs, Chairmen and Boards unanimously support the planned combination, I want to emphasize the point that our companies remain operationally completely separate until the day of closing and must not coordinate their competitive behavior.

I would also like to kindly remind you not to speak to the media or answer any media enquiries on the deal. Should you receive incoming calls on the matter, please refer them to myself of Maija Taimi.

Thank you very much for your attention. Now we have 15 minutes for questions.

Moderate Q&A

Warn Rajeev when there is one more question before closing comments

Thanks all. Rajeev, would you like to close the session with your final remarks?

[Rajeev]

Thanks Barry.

As I am sure you can imagine, the last few days have been more than a little hectic and in such times it is easy to lose sight of the big picture.  The “forest” of the logic of a transaction can get lost in the “trees” of contract details, financial terms and too much coffee!

So, last night I went back to my hotel and took a moment to reflect on what has got us here and why this makes sense.

What got us here is simple.  We see a world where technology is changing fast … where the long rumored convergence is really happening … where there will be no boundaries between fixed and mobile … where consumers want a seamless network experience … where there will be one network for everything.

And that is why this deal makes sense.

At Nokia, we have made a virtue of being a focused mobile networks player.  It has worked well and we believe it still could.  But, we also believe there is a better way — and that is with the transaction that we have announced today.

I won’t repeat the rationale, but I think the notes I made last night say it all:

Massive innovation capability.

Scope to provide seamless connectivity.

Scale for profitable growth.

Global reach to customers old and new.

A commitment to operational excellence.

And, one more point. Our people.  In my letter to Nokia employees today I said that I have never worked with a more motivated and engaged team, a team that finds ways, time and time again, to find new energy and new ambition.

At the right time, I look forward to meeting the employees of Alcatel-Lucent and eventually to bringing you all together to see just what sort of opportunities and new horizons we can create.

Employees at both companies have shown they have the grit — to use a Finnish word, they have shown “sisu” — and they have all made a difference. I know that with your leadership they will find the spirit to keep us at the forefront of some of the most interesting technological changes in the world — changes that will put us at the heart of enabling the human possibilities of technology.

With that, thank you and have a great day.

[Barry]

Thank you everybody, and please feel free to send me direct feedback on this call … the format, the content, what you liked, what you did not like.

I would like to now close the call and have a great day from me as well.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected customer reach of the combined group; expected financial results and market share of the combined group; the expected benefits of the proposed transaction, including related synergies; expected commitments in China; ability to innovate; ability to leverage the combined group’s patent portfolio; and the ability to grow, and address new markets. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

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